Exhibit 99.2
STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2025,
AND DECLARES QUARTERLY DIVIDEND OF $0.11 PER SHARE

ATHENS, GREECE, November 18, 2025 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the third quarter of 2025. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

Expressed in thousands of U.S. dollars, (except for daily rates and per share data)	Third quarter 2025	Third quarter 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Voyage Revenues	$263,855	$344,277	$741,913	$956,542
Net income	$18,519	$81,272	$19,020	$262,208
Adjusted Net income (1)	$32,415	$82,703	$37,856	$244,999
Net cash provided by operating activities	$91,842	$137,995	$194,843	$394,856
EBITDA (2)	$73,584	$143,448	$187,433	$440,827
Adjusted EBITDA (2)	$86,818	$144,355	$204,734	$420,784
Earnings per share basic	$0.16	$0.70	$0.16	$2.54
Earnings per share diluted	$0.16	$0.69	$0.16	$2.48
Adjusted earnings per share basic (1)	$0.29	$0.71	$0.33	$2.37
Adjusted earnings per share diluted (1)	$0.28	$0.71	$0.33	$2.32
Dividend per share for the relevant period	$0.11	$0.60	$0.21	$2.05
Average Number of Vessels	141.4	155.3	146.5	141.3
TCE Revenues (3)	$202,320	$256,945	$537,684	$714,773
Daily Time Charter Equivalent Rate ("TCE") (3)	$16,634	$18,843	$14,190	$19,209
Daily OPEX per vessel (4)	$5,209	$5,287	$5,091	$5,225
Daily OPEX per vessel (as adjusted) (4)	$5,096	$5,114	$4,972	$5,148
Daily Net Cash G&A expenses per vessel (5)	$1,325	$1,262	$1,331	$1,291

(1)
Adjusted Net income, Adjusted earnings per share basic and diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share basic and diluted, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)
Daily Time Charter Equivalent (“TCE”) Rate and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk reported Net Income of $18.5 million, EBITDA of $73.6 million and a TCE per vessel per day of $16,634 for the third quarter 2025.

In October 2025, we agreed to acquire three Kamsarmax newbuilding resales under construction at a leading Chinese yard. The vessels were secured at attractive prices and deliveries scheduled for Q3 2026. These acquisitions form part of our ongoing strategy to renew and modernize our fleet on an opportunistic basis, enhancing both our overall efficiency and long-term earnings potential.

In line with our capital allocation framework, we remain committed to returning capital to shareholders. We declared a dividend of $0.11 per share - our 19th consecutive dividend payment- bringing cumulative dividends since 2021 to $13.12/share. At the same time, we continue to execute on our share repurchase program, deploying approximately $82.1 million to acquire and retire ~ 5 million shares year to date. We still have $91.4 million outstanding under our latest share repurchase program.

The dry bulk market has been impacted by geopolitical tensions, including the U.S. and Chinese port fee measures and the postponement of the decision on the IMO net Zero Framework. Despite these near-term uncertainties, we believe the medium-term fundamentals are robust. Renewal needs are increasing due to a rapidly aging fleet and fleet growth will remain restricted. Well-capitalized owners like Star Bulk are ideally placed to act and create lasting shareholder value should opportunities arise.”

Recent Developments

Declaration of Dividend

On November 18, 2025, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.11 per share, payable on or about December 18, 2025 to all shareholders of record as of December 5, 2025.

Share Repurchase Program & Shares Outstanding Update

As previously announced, on August 6, 2025, our Board of Directors approved a new share repurchase program (the “New Share Repurchase Program”) authorizing up to an aggregate of $100.0 million in repurchases. In September and October 2025, we repurchased and cancelled 462,476 common shares in open market transactions at an average price of $18.47 per share for an aggregate consideration, including commissions, of $8.6 million pursuant to the New Share Repurchase Program.

As of the date of this release, we have 113,847,448 shares outstanding and $91.4 million outstanding under our New Share Repurchase Program.

Fleet Update

Vessels’ S&P

In connection with the previously announced vessel sales, the vessels Star Nighthawk, Star Danai and Star Goal were delivered to their new owners in the third quarter of 2025, while Star Runner and Star Sandpiper were delivered in October 2025.

The Company collected approximately $25.0 million in  vessel sale proceeds, net of address commissions, in October 2025 in connection with the aforementioned vessel deliveries.

On October 31, 2025, we entered into three novation and amendment agreements with Hengli Shipbuilding (Singapore) Pte. Ltd. and Hengli Shipbuilding (Dalian) Co. Ltd. for the acquisition of three 82,000 dwt Kamsarmax newbuilding vessels, currently under construction. Delivery of these vessels is scheduled progressively within the third quarter of 2026.

Financing

During the third quarter of 2025, we made debt prepayments of approximately $47.8 million in connection with the refinancing of our $107.5 million term loan facility (the “DNB $107.5 million Facility”) with DNB Bank ASA (“DNB”), as further described below, as well as with the previously announced vessel sales. In October 2025, we made an additional prepayment of $6.9 million in connection with the vessel Star Wave as described below.

In November 2025, we entered into a committed term sheet with DNB for a loan facility of up to $100.0 million (the “New DNB $100.0 million Facility”). The facility amount will be used to refinance the outstanding amount under the existing $100.0 million loan facility with DNB, as well as to replenish cash used to prepay the DNB $107.5 million Facility and the outstanding loan amount of the vessel Star Wave. The New DNB $100.0 million Facility will mature 5 years after the drawdown and will be secured by first priority mortgages on 13 vessels.

Upon the completion of the aforementioned refinancings, we will have 15 unencumbered vessels.

Vessel Employment Overview

Our TCE rate per day1 per main vessel category was as follows:

	Third quarter 2025	Nine months ended September 30, 2025

Capesize / Newcastlemax Vessels:	$ 24,646	$ 22,314
Post Panamax / Kamsarmax / Panamax Vessels:	$ 13,602	$ 11,612
Ultramax / Supramax Vessels:	$ 13,982	$ 12,180

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 114,247,725 and 117,086,980 weighted average diluted shares for the third quarter of 2025 and 2024, respectively.

Third Quarter 2025 and 2024 Results
For the third quarter of 2025, we had net income of $18.5 million, or $0.16 earnings per share, compared to net income for the third quarter of 2024 of $81.3 million, or $0.69 earnings per share. Adjusted net income, which excludes certain non-cash items, was $32.4 million, or $0.28 earnings per share, for the third quarter of 2025, compared to an adjusted net income of $82.7 million for the third quarter of 2024, or $0.71 earnings per share.

Net cash provided by operating activities for the third quarter of 2025 was $91.8 million, compared to $138.0 million for the third quarter of 2024. Adjusted EBITDA, which excludes certain non-cash items, was $86.8 million for the third quarter of 2025, compared to $144.4 million for the third quarter of 2024.

Voyage revenues for the third quarter of 2025 decreased to $263.9 million from $344.3 million in the third quarter of 2024 and Time charter equivalent revenues (“TCE Revenues”)1 decreased to $202.3 million for the third quarter of 2025, compared to $256.9 million for the third quarter of 2024, mainly driven by the decrease in the average number of vessels in our fleet to 141.4 from 155.3 during the relevant periods and the decreased charter rates. TCE rate for the third quarter of 2025 was $16,634 compared to $18,843 for the third quarter of 2024, which is indicative of the weaker market conditions prevailing during the recent quarter.

Charter-in hire expenses for the third quarter of 2025 increased to $15.4 million from $14.8 million in the third quarter of 2024. This increase is mainly attributable to the increase in charter-in days to 899 in the third quarter of 2025 from 870 in the corresponding period in 2024.

Vessel operating expenses for the third quarters of 2025 and 2024 amounted to $67.8 million and $75.5 million, respectively. The decrease in our operating expenses was primarily driven by the decrease in the average number of vessels in our fleet. Daily operating expenses per vessel, excluding pre-delivery expenses due to change of management, amounted to $5,096 for the third quarter of 2025 compared to $5,114 for the corresponding period of 2024.

Dry docking expenses for the third quarter of 2025 were $28.1 million, compared to $20.1 million for the corresponding period in 2024. A total of 14 vessels completed their scheduled periodic dry docking surveys during the third quarter of 2025, including two dry dockings that commenced in the second quarter of 2025, while a total of 14 vessels completed their scheduled periodic dry docking surveys during the third quarter of 2024, including five dry dockings that commenced in the second quarter of 2024. The higher expenses in the recent quarter primarily reflect the dry docking of larger vessels, which resulted in increased costs per vessel. In addition, the dry docking for nine of our vessels was in progress as of quarter end, further contributing to the overall increase.

1 Please see the table at the end of this release for the calculation of the Daily TCE Rate and TCE Revenues and the reconciliation to Voyage Revenues.

General and administrative expenses for the third quarters of 2025 and 2024 were $19.7 million and $21.6 million, respectively, which included share-based compensation of $7.3 million in the third quarter of 2025 and $7.6 million in the third quarter of 2024. Vessel management fees in the third quarter of 2025 increased to $5.9 million compared to $5.0 million for the corresponding period in 2024. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the third quarter of 2025 amounted to $1,325 compared to $1,262 for the corresponding period of 2024. While the absolute amount of net cash general and administrative expenses, including management fees, decreased by $0.7 million as compared to the prior period ($18.4 million in the third quarter of 2025 versus $19.1 million in the third quarter of 2024), the increase in the daily figures was primarily attributable to a) the higher EUR/USD exchange rate prevailing during the recent quarter ($1.167 average EUR/USD rate in the third quarter of 2025 versus $1.097 average EUR/USD rate in the third quarter of 2024) and b) the fact that we had 14 fewer vessels on average during the third quarter of 2025 versus the third quarter of 2024.

Depreciation expense decreased to $41.8 million for the third quarter of 2025 compared to $44.5 million for the corresponding period in 2024. The decrease is driven by the decrease in the average number of vessels in our fleet, as discussed above.

Our results for the third quarter of 2025 include a loss from sale of vessels of $5.3 million in connection with the completion of vessel sales and the delivery to their new owners during the quarter, as described above under the section “Fleet Update”. During the third quarter of 2024, we recognized an aggregate gain of $9.1 million resulting from the completion of vessel sales.

A loss on write-down of inventories of $4.6 million was recognized during the third quarter of 2024 in connection with the valuation of the bunkers remaining on board our vessels as of quarter end. No such loss was incurred in the third quarter of 2025.

Interest and finance costs for the third quarters of 2025 and 2024 were $17.7 million and $24.4 million, respectively. The decrease was primarily driven by a reduction in loan interest expense resulting from the lower weighted average outstanding indebtedness and reduced weighted average interest rates during the respective periods, partially offset by the absence of interest income from hedged interest rate swaps, as we terminated our remaining swaps in early July 2025.

Interest income and other income/(loss) for the third quarters of 2025 and 2024 amounted to $4.3 million and $7.1 million, respectively. The decrease in interest income and other income/(loss) is primarily attributable to i) lower realized foreign exchange gain by $1.2 million during the recent quarter and ii) lower interest income earned during the third quarter of 2025 compared to the corresponding period in 2024.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Third quarter 2025	Third quarter 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Revenues:
Voyage revenues	$ 263,855	$ 344,277	$ 741,913	$ 956,542
Total revenues	263,855	344,277	741,913	956,542

Expenses:
Voyage expenses	(46,717)	(70,512)	(158,881)	(199,940)
Charter-in hire expenses	(15,396)	(14,819)	(48,606)	(31,812)
Vessel operating expenses	(67,760)	(75,536)	(203,657)	(202,235)
Dry docking expenses	(28,059)	(20,103)	(73,762)	(42,472)
Depreciation	(41,801)	(44,483)	(127,363)	(120,020)
Management fees	(5,918)	(4,980)	(17,412)	(13,676)
General and administrative expenses	(19,743)	(21,617)	(53,240)	(51,792)
Gain/(Loss) on forward freight agreements and bunker swaps, net	(129)	77	4,206	(4,239)
Other operational loss	(2,174)	(491)	(3,764)	(1,392)
Other operational gain	923	2,668	14,650	4,410
Gain/(Loss) on sale of vessels	(5,255)	9,061	(13,953)	31,999
Loss on write-down of inventory	-	(4,602)	-	(4,602)

Operating income	31,826	98,940	60,131	320,771

Interest and finance costs	(17,689)	(24,399)	(55,822)	(70,511)
Interest income and other income/(loss)	4,339	7,064	14,426	14,410
Gain/(Loss) on derivative financial instruments, net	305	(356)	751	(1,602)
Gain/(Loss) on debt extinguishment, net	(219)	(2)	(405)	(1,012)
Total other expenses, net	(13,264)	(17,693)	(41,050)	(58,715)

Income before taxes and equity in income/(loss) of investee	$ 18,562	$ 81,247	$ 19,081	$ 262,056

Income tax (expense)/refund	-	-	-	116

Income before equity in income/(loss) of investee	18,562	81,247	19,081	262,172

Equity in income/(loss) of investee	(43)	25	(61)	36

Net income	$ 18,519	$ 81,272	$ 19,020	$ 262,208

Earnings per share, basic	$ 0.16	$ 0.70	$ 0.16	$ 2.54
Earnings per share, diluted	$ 0.16	$ 0.69	$ 0.16	$ 2.48
Weighted average number of shares outstanding, basic	113,521,880	116,634,579	115,551,743	103,364,099
Weighted average number of shares outstanding, diluted	114,247,725	117,086,980	115,908,321	105,545,672

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	September 30, 2025	December 31, 2024
Cash and cash equivalents and restricted cash, current	$ 452,539	$ 436,284
Other current assets (including investment in debt security of $1,008 and nil, respectively)	185,887	222,689
TOTAL CURRENT ASSETS	638,426	658,973

Advances for vessels under construction	34,314	27,526
Vessels and other fixed assets, net	2,946,405	3,208,357
Restricted cash, non-current	4,615	4,596
Other non-current assets	166,318	186,926
TOTAL ASSETS	$ 3,790,078	$ 4,086,378

Current portion of long-term bank loans and lease financing	198,168	223,878
Other current liabilities	171,971	175,934
TOTAL CURRENT LIABILITIES	$ 370,139	$ 399,812

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $5,632 and $7,657, respectively)	868,166	1,047,659
Other non-current liabilities	136,357	157,132
TOTAL LIABILITIES	$ 1,374,662	$ 1,604,603

SHAREHOLDERS' EQUITY	2,415,416	2,481,775

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,790,078	$ 4,086,378

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Net cash provided by / (used in) operating activities	$ 194,843	$ 394,856

Acquisition of other fixed assets	(215)	(326)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(25,602)	(47,374)
Cash proceeds from vessel sales	141,540	253,549
Investment in debt security	(914)	-
Cash received from Eagle Merger	-	104,325
Hull and machinery insurance proceeds	12,147	3,420
Net cash provided by / (used in) investing activities	126,956	313,594

Proceeds from new debt	248,000	388,120
Scheduled debt repayment	(158,242)	(149,319)
Debt prepayment due to refinancing and vessel sales	(296,984)	(131,741)
Prepayment of Eagle assumed debt	-	(375,500)
Financing and debt extinguishment fees paid	(1,003)	(3,695)
Offering expenses	-	(85)
Repurchase of common shares	(75,467)	(19,249)
Dividends paid	(21,829)	(206,194)
Net cash provided by / (used in) financing activities	(305,525)	(497,663)

Summary of Selected Data

	Third quarter 2025	Third quarter 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Average number of vessels (1)	141.4	155.3	146.5	141.3
Number of vessels (2)	139	154	139	154
Average age of operational fleet (in years) (3)	12.5	11.9	12.5	11.9
Ownership days (4)	13,008	14,288	40,006	38,708
Available days (5)	12,163	13,636	37,893	37,210
Charter-in days (6)	899	870	2,928	1,793
Daily Time Charter Equivalent Rate (7)	$16,634	$18,843	$14,190	$19,209
Daily OPEX per vessel (8)	$5,209	$5,287	$5,091	$5,225
Daily OPEX per vessel (as adjusted) (8)	$5,096	$5,114	$4,972	$5,148
Daily Net Cash G&A expenses per vessel (9)	$1,325	$1,262	$1,331	$1,291

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of each period presented.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in third party vessels.
(7) Time charter equivalent (“TCE”) rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation, please see EXHIBIT I at the end of this release with the reconciliation of Voyage Revenues to TCE rate.
(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the third quarter of 2025 included pre-delivery expenses due to change of management of $1.5 million, compared to $2.5 million of pre-delivery expenses incurred in the third quarter of 2024 due to change of management and acquisition of the Eagle fleet. Vessel operating expenses for the nine-month period ended September 30, 2025 included pre-delivery expenses due to change of management of $4.7 million, compared to $3.0 million of pre-delivery expenses incurred in the nine-month period ended September 30, 2024 due to change of management and acquisition of the Eagle fleet.
(9) Please see EXHIBIT I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share-based compensation expense, impairment loss, loss from bad debt, unrealized gain/(loss) on derivatives and the equity in income/(loss) of investee, write-off of accruals and current liabilities and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles Net cash provided by/(used in) operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Third quarter 2025	Third quarter 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Net cash provided by/(used in) operating activities	$ 91,842	$ 137,995	$ 194,843	$ 394,856
Net decrease/(increase) in operating assets	(4,672)	(2,674)	(22,864)	(18,432)
Net increase/(decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	(12,145)	(7,503)	(5,069)	(9,478)
Gain/(Loss) on debt extinguishment, net	(219)	(2)	(405)	(1,012)
Share – based compensation	(7,250)	(7,554)	(13,681)	(13,271)
Amortization of debt (loans & leases) issuance costs	(786)	(973)	(2,419)	(2,664)
Unrealized gain/(loss) on forward freight agreements and bunker swaps, net	(707)	2,078	948	5,778
Unrealized gain/(loss) on interest rate swaps, net	(487)	(524)	(441)	(1,880)
Total other expenses, net	13,264	17,693	41,050	58,715
Write-off of accruals and current liabilities	-	-	9,266	-
Income tax expense/(refund)	-	-	-	(116)
Gain/(Loss) on sale of vessels	(5,255)	9,061	(13,953)	31,999
Gain from Hull & Machinery claim	42	428	219	898
Loss on write-down of inventory	-	(4,602)	-	(4,602)
Equity in income/(loss) of investee	(43)	25	(61)	36
EBITDA	$ 73,584	$ 143,448	$ 187,433	$ 440,827

Equity in (income)/loss of investee	43	(25)	61	(36)
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	707	(2,078)	(948)	(5,778)
(Gain)/Loss on sale of vessels	5,255	(9,061)	13,953	(31,999)
Loss on write-down of inventory	-	4,602	-	4,602
Write-off of accruals and current liabilities	-	-	(9,266)	-
Share-based compensation	7,250	7,554	13,681	13,271
Other non-cash charges	(21)	(85)	(180)	(103)
Adjusted EBITDA	$ 86,818	$ 144,355	$ 204,734	$ 420,784

Net Income and Adjusted Net Income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net income and Adjusted earnings per share from Net income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net income and Adjusted earnings per share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of non-cash items, such as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss, write-off of accruals and current liabilities, if any, which may vary from period to period for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net income and Adjusted earnings per share may not necessarily be comparable to other similarly titled captions of other companies. In the future, we may incur expenses that are the same as or similar to certain expenses, as described above, that were previously excluded.

(Expressed in thousands of U.S. dollars except for share and per share data)
	Third quarter 2025	Third quarter 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Net income	$ 18,519	$ 81,272	$ 19,020	$ 262,208
Share – based compensation	7,250	7,554	13,681	13,271
Other non-cash charges	(21)	(85)	(180)	(103)
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	707	(2,078)	(948)	(5,778)
Unrealized (gain)/loss on interest rate swaps, net	487	524	441	1,880
Gain/(Loss) on sale of vessels	5,255	(9,061)	13,953	(31,999)
Write-off of accruals and current liabilities	-	-	(9,266)	-
Loss on write-down of inventory	-	4,602	-	4,602
(Gain)/Loss on debt extinguishment, net (non-cash)	175	-	1,094	954
Equity in (income)/loss of investee	43	(25)	61	(36)
Adjusted Net income	$ 32,415	$ 82,703	$ 37,856	$ 244,999
Weighted average number of shares outstanding, basic	113,521,880	116,634,579	115,551,743	103,364,099
Weighted average number of shares outstanding, diluted	114,247,725	117,086,980	115,908,321	105,545,672
Adjusted earnings per share basic	$ 0.29	$ 0.71	$ 0.33	$ 2.37
Adjusted earnings per share diluted	$ 0.28	$ 0.71	$ 0.33	$ 2.32

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Third quarter 2025	Third quarter 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Voyage revenues	$ 263,855	$ 344,277	$ 741,913	$ 956,542
Less:
Voyage expenses	(46,717)	(70,512)	(158,881)	(199,940)
Charter-in hire expenses	(15,396)	(14,819)	(48,606)	(31,812)
Realized gain/(loss) on FFAs/bunker swaps, net	578	(2,001)	3,258	(10,017)
Time Charter equivalent revenues	$ 202,320	$ 256,945	$ 537,684	$ 714,773

Available days	12,163	13,636	37,893	37,210
Daily Time Charter Equivalent Rate ("TCE")	$ 16,634	$ 18,843	$ 14,190	$ 19,209

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Third quarter 2025	Third quarter 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
General and administrative expenses	$ 19,743	$ 21,617	$ 53,240	$ 51,792
Plus:
Management fees	5,918	4,980	17,412	13,676
Less:
Share – based compensation	(7,250)	(7,554)	(13,681)	(13,271)
Other non-cash charges	21	85	180	103
Net Cash G&A expenses	$ 18,432	$ 19,128	$ 57,151	$ 52,300

Ownership days	13,008	14,288	40,006	38,708
Charter-in days	899	870	2,928	1,793
Daily Net Cash G&A expenses per vessel	$ 1,325	$ 1,262	$ 1,331	$ 1,291

Conference Call details:
Our management team will host a conference call to discuss our financial results on Wednesday, November 19, 2025, at 11:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13756808. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of the eight firm Kamsarmax vessels currently under construction, we own a fleet of 145 vessels, with an aggregate capacity of 14.4 million dwt consisting of 17 Newcastlemax, 15 Capesize, 1 Mini Capesize, 7 Post Panamax, 45 Kamsarmax, 1 Panamax, 48 Ultramax and 11 Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

In addition, in November 2021, we took delivery of the Capesize vessel Star Shibumi, under a seven-year charter-in arrangement and in 2024, we took delivery of the vessels Star Voyager, Star Explorer, Stargazer, Star Earendel, Star Illusion and Star Thetis, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period; the possibility that additional unexpected costs or difficulties related to the integration of Star Bulk and Eagle’s operations will be greater than expected; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping; the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co ‐ Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1540
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E‐mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com